Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of AF Acquisition Corp. on Amendment No. 2 to Form S-1 (Filing No. 333-253544) of our report dated January 26, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of AF Acquisition Corp. as of January 18, 2021 and for the period from January 12, 2021 (inception) through January 18, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

March 16, 2021